February 7, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Atlas Financial Holdings, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-183276
Ladies and Gentlemen:
In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Atlas Financial Holdings, Inc. (the “Company”) in requesting that the Company's above-referenced Registration Statement on Form S-1 be declared effective on Monday, February 11, 2013 at 3:30 p.m., Eastern time, or as soon thereafter as practicable.
Very truly yours,
SANDLER O'NEILL & PARTNERS, L.P.

By: SANDLER O'NEILL & PARTNERS, L.P.
As Representative of the Several Underwriters

By:     /s/ Jennifer Docherty
Name:    Jennifer Docherty
Title:    Authorized Signatory